        Rogers Wireless Prices Private Placement of US$750 Million Notes

TORONTO, February 17 - Rogers Wireless Communications Inc. announced today that its wholly-owned subsidiary Rogers Wireless Inc. ("Rogers Wireless") has priced a private placement in an aggregate principal amount of US$750 million (approximately C$983 million based on today's noon rate of exchange as reported by the Bank of Canada) 6 3/8% Senior (Secured) Notes due 2014 (the "Notes"). The offering is being made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), in the United States and pursuant to private placement exemptions in certain provinces of Canada and is expected to close on or about Friday, February 20, 2004.

Rogers Wireless intends to use approximately US$734.7 million of the net proceeds to redeem the US$196.1 million principal amount of its 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount of its 8.80% Senior Subordinated Notes due 2007 and the US$333.2 million principal amount of its 9.375% Senior Secured Debentures due 2008, including related redemption premiums, and for general corporate purposes.

The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is not an offer of the Notes for sale or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada except pursuant to prospectus exemptions.

Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Wireless Communications Inc. (the "Company") cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company's most recent Annual Report and Annual Information Form filed with the applicable Canadian securities regulatory authorities and the Securities and Exchange Commission.

About the Company: Rogers Wireless Communications Inc. currently operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast-to-coast. Rogers AT&T Wireless is a leading Canadian wireless communications service provider, offering a complete range of wireless solutions including digital PCS, cellular, advanced wireless data services, and one and two-way messaging services to a total of more than 4.0 million customers across the country. Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) is 56% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

For further information:
Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
or Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com